Exhibit 23.1


The Board of Directors
Data Systems Network Corporation:

We consent to incorporation by reference in this Amendment No. 1 to Registration Statement, No. 333-25763, on Form S-3 of Data Systems Network Corporation of our reports dated March 4, 1997, relating to the balance sheets of Data Systems Network Corporation as of December 31, 1996 and 1995 and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and our report on the accompanying financial statement schedules which reports appear in the December 31, 1996 annual report on Form 10-K of Data Systems Network Corporation and to the reference to our firm under the heading "Experts" in the prospectus.



/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP


Detroit, Michigan
June 13, 1997